UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

Specialized Disclosure Report

Tesla Motors, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34756	91-2197729
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3500 Deer Creek Road

Palo Alto, California 94304

(Address of principal executive offices, including zip code)

Philip L. Rothenberg

(650) 681-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed,

and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01Conflict Minerals Disclosure and Report

This Conflict Minerals Report and more information regarding Tesla’s Conflict Minerals Policy is available at: https://www.teslamotors.com/about/legal

Item 1.02Exhibit

Section 2  –  Exhibits

Item 2.01Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TESLA MOTORS, INC.

By:	/s/ Greg Reichow
Greg Reichow Vice President, Production

Date:  May 27, 2016

EXHIBIT INDEX

Exhibit No.	Description

1.01	Tesla Motors, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2015